Exhibit 99.1

Diane Greene Joins the Wix Board of Directors
Greene Brings Deep Technology Experience and Visionary Leadership to Wix

NEW YORK, February 20, 2020 -- Wix.com Ltd (Nasdaq: WIX) today announced the appointment of Diane Greene to its board of directors.

“We could not be more excited to welcome Diane to our board of directors,” said Avishai Abrahami, Co-founder and CEO of Wix. “As the co-founder of multiple disruptive companies, overseeing their tremendous growth, along with serving on the boards of highly successful technology leaders, Diane brings an unparalleled amount of technology experience and leadership to our board. As we embark on our next significant phase of growth, we are fortunate to add someone of Diane’s wisdom to Wix.”

Ms. Greene is among the most prominent entrepreneurs in the development of cloud computing and an experienced leader in the enterprise software industry. In 1998 Greene co-founded VMware, a pioneer in computing virtualization solutions, serving as its CEO until 2008. She also co-founded and was the CEO of VXtreme, bought by Microsoft in 1997, and Bebop, bought by Google in 2015. She previously served as the CEO of Google’s Cloud Division from 2015 through 2018 as well as on the board of directors for Intuit from 2006 to 2018 and for Alphabet from 2012 to 2019.

Ms. Greene currently serves on the board of directors of SAP SE and Stripe. She is also a lifetime member of The MIT Corporation, the governing body of the Massachusetts Institute of Technology, and is a member of the National Academy of Engineering. She holds a B.S. in Mechanical Engineering from the University of Vermont, a M.S. in Naval Architecture from MIT and a M.S. in Computer Science from the University of California, Berkeley.

Ms. Green will replace Giora “Gig” Kaplan. Gig co-founded Wix in 2006 and along with co-founders Avishai Abrahami and Nadav Abrahami served as a key visionary in bringing website creation to hundreds of millions of users globally through the Wix platform. He has devotedly served on our board of directors for over 13 years. The Wix management team is forever grateful to Gig for his enthusiastic leadership, invaluable foresight and endless generosity. Gig will also be stepping down as our CTO but will stay on in an advisory capacity.

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